UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report, furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File Nos. 333-250122 and 333-255865).

EXPLANATORY NOTE

On February 14, 2023, Sequans Communications S.A. announced that its Board of Directors had formed a special committee to explore strategic options for the Company. Since then, the Company has received interest from multiple parties, including a non-binding indication of interest requesting further due diligence. The Company has engaged an investment bank to assist in evaluating and pursuing certain strategic alternatives.

In order to put the Company in a position to pursue all its strategic alternatives, including multiple IP licensing opportunities currently under discussion, and to negotiate from a position of strength, the Board of Directors intends to reinforce the Company’s balance sheet. The Company expects to sell ordinary shares (represented by American Depositary Shares, or ADSs) for a total value of $10-20 million to certain existing shareholders, each of whom is an institutional accredited investor, in a private placement under Rule 506(c). The price per ADS will be set after the market close on April 3, 2023 at the lower of: (a) the closing price on the NYSE of the Company’s ADSs on April 3, 2023; or (b) the average closing price for the five trading days ending April 3, 2023. The private placement is expected to close on or about Wednesday, April 5, 2023.

Forward Looking Statements

This report on Form 6-K contains forward-looking statements regarding future events, including the potential for IP licensing opportunities, strategic transactions or a private placement. There can be no assurance that current discussions will result in the entry into any new IP licensing arrangements. Similarly, the process to evaluate and consider strategic alternatives is still in process, and there can be no assurance that the Company will ultimately enter into a strategic transaction or, if so, the structure or terms of any transaction. All statements other than present and historical facts and conditions contained in this report, including any statements regarding the expectation of an equity investment by existing institutional investors, the expected closing, and the potential for new IP licensing arrangements or strategic transactions, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this report in the event facts or circumstances subsequently change after the date of this report. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Please see the risk factors in our in our Form 20-F for the fiscal year ended December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: March 31, 2023	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer